Exhibit 99.1

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Lee Roth / Marybeth Csaby
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1209 / 212-896-1236
marshas@saifun.com	lroth@kcsa.com / mcsaby@kcsa.com

Saifun Semiconductors Reports Third Quarter 2007 Results

Netanya, Israel, October 30, 2007 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced financial results for the third quarter and nine months ended September 30, 2007.

Financial Highlights – GAAP: Third quarter 2007
■	Revenues for the quarter were $8.9 million.
■	Operating loss for the quarter was $(74,000). Operating loss includes $327,000 of direct costs related to the merger with Spansion Inc.
■	Net income for the quarter was $2.5 million, or $0.08 per basic and per diluted share.
■	Net income for the quarter included $1.6 million of stock-based compensation.

Saifun reports its results of operations in accordance with GAAP and additionally, on a non-GAAP basis, referred to as Non-GAAP. Non-GAAP net income, where applicable, excludes stock-based compensation expenses and income as well as direct costs related to the merger with Spansion Inc.

Financial Highlights – Non-GAAP[1]: Third quarter 2007.
■	Revenues for the quarter were $8.9 million.
š	Licenses and royalties revenues for the quarter were $5.9 million.
š	Service revenues for the quarter were $3 million.
■	Operating income for the quarter was $1.9 million or 21% of revenues.
■	Net income for the quarter was $4.5 million, or $0.14 per basic and per diluted share

Financial Highlights – GAAP: First nine months 2007.
■	Revenues for the first nine months were $27.2 million.
■	Operating income for the first nine months was $2.0 million. Operating expenses includes $377,000 of direct costs related to the merger with Spansion Inc.
■	Net income for the first nine months was $9.3 million, or $0.30 per basic and $0.29 per diluted share,
■	Net income for the first nine months included $4.3 million of stock-based compensation.

1 These non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP.  A reconciliation of GAAP statements of operations to Non-GAAP statements of operations is included in the financial statements portion of this release as well as on our website in the Investors section at www.saifun.com.

Saifun’s management believes the Non-GAAP information is useful because it can enhance the understanding of the Company’s ongoing economic performance and Saifun therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.  Saifun has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

Financial Highlights – Non-GAAP[1]: First nine months 2007.
■	Revenues for the first nine months were $27.2 million
š	Licenses and royalties revenues for the first nine months were $18.4 million.
š	Service revenues for the first nine months were $8.9 million
■	Operating income for the first nine months was $6.7 million or 24% of revenues.
■	Net income for the first nine months was $14.0 million, or $0.45 per basic and $0.44 per diluted share.

Subsequent to the end of the third quarter, on October 8, 2008, the Company announced that it signed a definitive agreement to be acquired by its longtime customer, Spansion Inc. in a deal that is valued at $11.26 per share as of the day of the announcement on October 8, 2007. Under the terms of the agreement, each Saifun shareholder will receive 0.7429 shares of Spansion common stock and approximately $5.05 per share in cash for each share of Saifun common stock. The cash distribution will be funded solely from Saifun’s existing cash on hand concurrently or before the closing of the transaction. The transaction is subject to satisfaction of customary closing conditions that include Israeli court approval, regulatory approvals and the Saifun shareholders’ approval, and is expected to close in the first quarter of 2008.

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 2, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
All data in thousands of U.S. dollars, except per share data

	Three months ended		Nine months ended		Year ended
	September 30,	September 30,	September 30,	September 30,	December 31,
	2006	2007	2006	2007	2006
	Unaudited		Unaudited

Revenues:
Licenses and royalties	$9,972	$5,927	$31,601	$18,369	$40,983
Services	5,681	2,972	17,220	8,855	21,794

	15,653	8,899	48,821	27,224	62,777

Cost of revenues:
Services (1)	3,337	3,779	10,465	10,070	14,863

	12,316	5,120	38,356	17,154	47,914

Operating expenses:
Research and development, net (1)	3,701	3,510	9,665	9,203	12,818
Marketing and selling (1)	560	776	2,280	2,224	2,927
General and administrative (1)	1,504	581	4,327	3,366	6,048
Other expenses (2)	-	327	-	377	-

Total operating expenses	5,765	5,194	16,272	15,170	21,793

Operating income (loss)	6,551	(74)	22,084	1,984	26,121
Financial income, net	2,564	3,217	6,899	9,146	9,777

Income before income taxes	9,115	3,143	28,983	11,130	35,898

Income taxes	553	616	693	1,796	1,281

Net income before cumulative effect of a change in accounting principle	8,562	2,527	28,290	9,334	34,617

Cumulative effect of a change in accounting principle (3)	-	-	378	-	378

Net Income	$8,562	$2,527	$28,668	$9,334	$34,995

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
All data in thousands of U.S. dollars, except per share data

	Three months ended		Nine months ended		Year ended
	September 30,	September 30,	September 30,	September 30,	December 31,
	2006	2007	2006	2007	2006
	Unaudited		Unaudited

Net earnings per share before cumulative effect of a change in accounting principle
Basic	$0.27	$0.08	$0.93	$0.30	$1.13
No. of shares - basic	31,163	31,335	30,550	31,401	30,761
Diluted	$0.26	$0.08	$0.87	$0.29	$1.07
No. of shares - diluted	32,470	31,512	32,531	31,649	32,455

Net earnings per share
Basic	$0.27	$0.08	$0.94	$0.30	$1.14
No. of shares - basic	31,163	31,335	30,550	31,401	30,761
Diluted	$0.26	$0.08	$0.88	$0.29	$1.08
No. of shares - diluted	32,470	31,512	32,531	31,649	32,455

(1) Expenses include stock-based compensation related to options granted to employees and others as follows:

	Three months ended		Nine months ended		Year ended
	September 30,	September 30,	September 30,	September 30,	December 31,
	2006	2007	2006	2007	2006
	Unaudited		Unaudited

Cost of revenues	$425	$626	$1,130	$1,596	$1,716
Research and development, net	219	407	677	964	1,036
Marketing and selling	114	226	490	738	732
General and administrative	372	347	1,041	1,006	1,477

	$1,130	$1,606	$3,338	$4,304	$4,961

(2) Other expenses include direct costs related to the merger with Spansion Inc.

(3) On January 1, 2006, the Company adopted FASB 123 (R), " Share- Based Payment". Accordingly, the Company recorded a cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

SAIFUN SEMICONDUCTORS LTD.
Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations
All data in thousands of U.S. dollars, except share and per share data

	Three months ended September 30, 2006				Three months ended September 30, 2007				Nine months ended September 30, 2006				Nine months ended September 30, 2007				Year ended December 31, 2006
	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP
	Unaudited				Unaudited				Unaudited				Unaudited				Unaudited

Revenues:
Licenses and
royalties	$9,972	$-		$9,972	$5,927	$-		$5,927	$31,601	$-		$31,601	$18,369	$-		$18,369	$40,983	$-		$40,983
Services	5,681	-		5,681	2,972	-		2,972	17,220	-		17,220	8,855	-		8,855	21,794	-		21,794

	15,653	-		15,653	8,899	-		8,899	48,821	-		48,821	27,224	-		27,224	62,777	-		62,777

Cost of
revenues:
Services	3,337	(425	)(1)	2,912	3,779	(626	)(1)	3,153	10,465	(1,130	)(1)	9,335	10,070	(1,596	)(1)	8,474	14,863	(1,716	)(1)	13,147

	12,316	425		12,741	5,120	626		5,746	38,356	1,130		39,486	17,154	1,596		18,750	47,914	1,716		49,630

Operating
expenses:
Research and
development, net	3,701	(219	)(1)	3,482	3,510	(407	)(1)	3,103	9,665	(677	)(1)	8,988	9,203	(964	)(1)	8,239	12,818	(1,036	)(1)	11,782
Marketing and
selling	560	(114	)(1)	446	776	(226	)(1)	550	2,280	(490	)(1)	1,790	2,224	(738	)(1)	1,486	2,927	(732	)(1)	2,195
General and
administrative	1,504	(372	)(1)	1,132	581	(347	)(1)	234	4,327	(1,041	)(1)	3,286	3,366	(1,006	)(1)	2,360	6,048	(1,477	)(1)	4,571
Other expenses	-			-	327	(327	)(2)	-	-			-	377	(377	)(2)	-	-			-

Total operating
expenses	5,765	(705)		5,060	5,194	(1,307)		3,887	16,272	(2,208)		14,064	15,170	(3,085)		12,085	21,793	(3,245)		18,548

Operating income
(loss)	6,551	1,130		7,681	(74)	1,933		1,859	22,084	3,338		25,422	1,984	4,681		6,665	26,121	4,961		31,082

Financial income,
net	2,564	-		2,564	3,217	-		3,217	6,899	-		6,899	9,146	-		9,146	9,777	-		9,777

Income before
income taxes	9,115	1,130		10,245	3,143	1,933		5,076	28,983	3,338		32,321	11,130	4,681		15,811	35,898	4,961		40,859

Income taxes	553	-		553	616	-		616	693	-		693	1,796	-		1,796	1,281	-		1,281

Net earnings per
share before cumulative
effect of a change
in accounting principle	8,562	1,130		9,692	2,527	1,933		4,460	28,290	3,338		31,628	9,334	4,681		14,015	34,617	4,961		39,578

Cumulative effect of
a change in accounting
principle	-	-		-	-	-		-	378	(378	)(3)	-	-	-		-	378	(378	)(2)	-

Net Income	$8,562	$1,130		$9,692	$2,527	$1,933		$4,460	$28,668	$2,960		$31,628	$9,334	$4,681		$14,015	$34,995	$4,583		$39,578

SAIFUN SEMICONDUCTORS LTD.
Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations
All data in thousands of U.S. dollars, except share and per share data

	Three months ended September 30, 2006			Three months ended September 30, 2007			Nine months ended September 30, 2006			Nine months ended September 30, 2007			Year ended December 31, 2006
	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP
	Unaudited			Unaudited			Unaudited			Unaudited			Unaudited

Net earnings per
share before cumulative
effect of a change in
accounting principle
Basic	$0.27		$0.31	$0.08		$0.14	$0.93		$1.04	$0.30		$0.45	$1.13		$1.29
No. of shares - basic	31,163		31,163	31,335		31,335	30,550		30,550	31,401		31,401	30,761		30,761
Diluted	$0.26		$0.30	$0.08		$0.14	$0.87		$0.97	$0.29		$0.44	$1.07		$1.22
No. of shares - diluted	32,470		32,470	31,512		31,512	32,531		32,531	31,649		31,649	32,455		32,455

Net earnings per share
Basic	$0.27		$0.31	$0.08		$0.14	$0.94		$1.04	$0.30		$0.45	$1.14		$1.29
No. of shares - basic	31,163		31,163	31,335		31,335	30,550		30,550	31,401		31,401	30,761		30,761
Diluted	$0.26		$0.30	$0.08		$0.14	$0.88		$0.97	$0.29		$0.44	$1.08		$1.22
No. of shares - diluted	32,470		32,470	31,512		31,512	32,531		32,531	31,649		31,649	32,455		32,455

Notes

(1) Stock-based compensation related to options granted to employees and others.

(2) Direct costs related to the merger with Spansion Inc.

(3) Cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED BALANCE SHEETS
All data in thousands of U.S. dollars

	December 31,	September 30,
	2006	2007
		Unaudited

Cash and cash equivalents	$52,919	$54,733
Short-term investments	2,016	7,590
Marketable securities	115,657	76,835
Trade receivables	9,483	11,204
Loans to employees	44	238
Other accounts receivable and prepaid expenses	1,693	2,786

Total current assets	181,812	153,386

Marketable securities	60,507	95,669
Property and equipment, net	3,403	7,245
Loans to employees	92	2,587
Severance pay fund	3,605	3,739
Lease deposits	759	773
Other assets	-	5,383

Total long term assets	68,366	115,396

Total assets	$250,178	$268,782

Current liabilities
Trade payables	$1,138	$5,693
Accrued expenses and other liabilities	9,019	9,186
Deferred revenues	-	51

Total current liabilities	10,157	14,930

Leasehold incentive obligations, net	-	1,777
Accrued severance pay	3,734	4,003

Total long term liabilities	3,734	5,780

Share capital	125	125
Additional paid-in capital	236,958	238,972
Accumulated other comprehensive income	-	437
Retained earnings (accumulated deficit)	(796)	8,538

Total shareholders' equity	236,287	248,072

Total liabilities and shareholders' equity	$250,178	$268,782